UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2014

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Limor Ganot, co-CEO

Yehuda van der Walde, CFO

Toll-free telephone from U.S. and Canada: 888-572-4698

Telephone from rest of world: 972-9-961-8504

Fax: 972-9-961-8636

Email: cfo@bsi.co.il

ALON BLUE SQUARE ISRAEL LTD. (NYSE:BSI) ANNOUNCES THE FINANCIAL
RESULTS FOR THE FIRST QUARTER OF 2014

May 27, 2014 – Yakum, Israel -

*	Adjusted EBITDA – NIS 85.3 million in this quarter compared to NIS 111.7 million in the corresponding quarter last year. The decrease mainly resulted from the timing of the Passover holiday which, in 2013 occurred in first quarter and this year occurred mainly in the second quarter.

*	In the Real Estate segment – an increase of approximately 8.5% in operating profit in this quarter amounting to NIS 5.1 million compared to the corresponding quarter last year from increase in rented spaces to external parties. This quarter includes a revaluation of NIS 16 million from promoting plans of a property owned by BSRE.

*	In the Fueling and Commercial sites segment: a decrease of approximately 27% in operating profit to NIS 26.7 million, compared to the corresponding quarter last year resulting from opening new sites, lower inventory margins in the current quarter and from price reduction, which was partly offset from increase in sold quantities.

*	In the Supermarkets segment: the Company continues to exercise the strategic plan, which includes the conversion of branches into You, the HD chain of the Company, adjustments of Mega in Town and cease of operation of losing branches in their current layout. In the second quarter, agreements were signed for the sale of 3 branches.

*	In the Non food segment: a decrease from NIS 7.4 million in operating profit in the corresponding quarter last year to approximately NIS 0.5 million in this quarter mainly as a result of the Passover holiday occurring in the second quarter, correspondingly to January – April, an improvement in sales can be seen of the SSS stores. The transaction for selling the control in Kfar Hasha'shuim was completed.

1

*	Other segment

-	Diners – net income of approximately NIS 12 million in this quarter compared to NIS 10 million in the corresponding quarter last year.

-	You Phone – continued marketing and increasing the brand awareness. We passed the 100,000 customers mark and today we are the largest MVNO in Israel. A decrease in operating loss of 35% in this quarter compared to the corresponding quarter last year.

Segment Profits:

Operating Profit[1] in millions of NIS	Q1/14	Q1/13
Fueling and Commercial sites	26.7	36.6
Supermarkets	3.2	10.4
Non-Food (from continuing operations)	0.5	7.4
Real Estate	5.1	4.7
Adjusted EBITDA	85.3	111.7

1 Operating profit (before other gains and losses, changes in fair value of investment property and share in gains of associates) (hereinafter - Operating profit before gains and losses).

2

Comments of Management

Mrs. Limor Ganot, co-CEO

"Like the entire market in Israel, in the first quarter, we have seen a decrease in consumption alongside an increased competition, which together with the Passover timing that occurred in the second quarter of this year, had an impact on most of the Group companies.

We congratulate Mr. Oded Blum who was appointed as co-CEO in Dor Alon and we wish him the best of luck. Until now, Mr. Blum served as the CEO of Dor Alon retail sites, which manages and operates the fueling and commercial segment in Dor Alon.

BSRE continues to grow and promotes projects so as to realize the great potential of existing assets such as the project for the establishment of 3,000 residential units, public areas and development plans in Seattle which was approved by a U.S. court.

"Mega continues to implement the strategic plan including the conversion of branches to the discount chain, YOU. Such conversion has an impact on these branches, which were partly closed throughout the conversion period. At the same time, adjustments take place in Mega in Town and the process of cease of operation of losing branches in their current layout is implemented.

Diners continues to show good results and recorded in this quarter a profit of NIS 12 million. In 2014, several actions are planned so as to provide a significant value to the card from the standpoint of the customer as well as activities to increase the honoring of the card among business establishments.

YouPhone, our cellular company, has passed the 100,000 subscribers mark and it is the largest MVNO in Israel. Beyond the winning of the product of the year award in the communication segment and as a cellular company providing the best service, it increases customer loyalty in Mega and Dor Alon chains and contributes to the companies' profitability.

In the non food segment, the results of Na'aman group in this quarter were affected by the timing of Passover that occurred in the second quarter in this year compared to the first quarter of last year, where correspondingly to January – April, we see an improvement in the sales of SSS.

We are in a process of reviewing cost reduction of the logistic center in Beer Tuvia while providing services to other companies in order to further improve the segment results. During the first quarter, we completed the transaction of selling the control in Kfar Hasha'shuim".

3

Results for the first quarter of 20142

Gross revenues

Revenues (including government levies) in the first quarter of 2014 amounted to NIS 3,448.4 million (U.S. $988.9 million) as compared to revenues of NIS 3,792.8 million in the comparable quarter last year, a decrease of 9.1% mainly from the Supermarkets and Fueling and Commercial sites segment.

Revenues from sales, net

Revenues of the Fueling and Commercial sites segment – amounted in this quarter to NIS 1,194.2 million (U.S. $342.5 million) as compared to NIS 1,337.5 million in the corresponding quarter last year, a decrease of 10.7%. The main decrease was due to decrease in fuel prices, and was partly offset by an increase in quantitative sales.

Revenues of the Supermarkets segment – amounted in this quarter to NIS 1,324.9 million (U.S. $380.0 million) as compared to NIS 1,512.2 million in the corresponding quarter last year, a decrease of 12.4%. The decrease in sales mainly derived from the Passover timing, decrease in selling spaces resulting from closing branches and decrease in selling spaces and from conversion of 7 branches to YOU chain which were partly closed during their conversion, from increased competition and decrease in private consumption. The segment's revenues do not include branches which were resolved to cease their operations in their current layout and therefore are not included in the segment. Comparative figures were adjusted accordingly.

Revenues of the Non-Food segment – amounted in this quarter to NIS 83.6 million (U.S. $24.0 million) as compared to NIS 106.9 million in the corresponding quarter last year, a decrease of 21.8%. The main decrease derived from the Passover timing, as aforesaid.

Revenues of the Real Estate segment – amounted in this quarter to NIS 10.3 million (U.S. $3.0 million) as compared to NIS 9.4 million in the corresponding quarter last year, an increase of 9.6%. The increase in rental income in this quarter mainly derives from increase in rented spaces to external parties.

2 The Company operates in four reportable segments: Fueling and Commercial sites, Supermarkets, Non Food retail and wholesale and Real Estate. Segmental information is included in this report below.

4

Gross profit in the first quarter of 2014 amounted to NIS 613.8 million (U.S. $176.0 million) (22.6% of revenues) as compared to gross profit of NIS 656.6 million (21.3% of revenues) in the comparable quarter last year, a decrease of 6.5%. The decrease in the gross profit compared to the corresponding quarter last year was mainly due to the decrease in the gross profit in the Supermarkets and Non food segments.

In the Fueling and Commercial sites segment, gross profit amounted to NIS 190.2 million (U.S. $54.5 million), (15.9% of revenues) compared to NIS 190.0 million in the comparable quarter last year (14.2% of revenues). The impact of lower inventory profits compared to the corresponding quarter last year and the increased competition in fuel segment was offset by an increase in sold fuels quantities.

In the Supermarkets segment, gross profit amounted to NIS 353.0 million (U.S. $101.2 million), (26.6% of revenues) compared to NIS 386.2 million in the corresponding quarter (25.5% of revenues), a decrease of 8.6%. The decrease in gross profit mainly derives from decrease in sales, as aforesaid.

In the Non Food segment, gross profit amounted to NIS 41.1 million (U.S. $11.8 million), (49.1% of revenues) compared to NIS 53.0 million in the comparable quarter last year (49.6% of revenues), a decrease of 22.5%. The decrease in gross profit mainly derives from a decrease in sales due to the Passover timing, as aforesaid.

Selling, general and administrative expenses in the first quarter of 2014 amounted to NIS 614.4 million (U.S. $176.2 million) (22.6% of revenues), compared to expenses of NIS 636.2 million (20.6% of revenues) in the comparable quarter last year, a decrease of 3.4%.

In the Fueling and Commercial sites segment, selling, general and administrative expenses amounted to NIS 163.4 million (U.S. $46.9 million) compared to NIS 153.4 million in the comparable quarter last year, an increase of 6.5%, mainly from opening new sites and from decrease in the provision for doubtful accounts that was recorded in the comparable quarter last year.

In the Supermarkets segment, selling, general and administrative expenses amounted to NIS 349.8 million (U.S. $100.3 million) compared to expenses of NIS 375.8 million in the corresponding quarter, a decrease of 6.9% in expenses that mainly derives from reduced selling spaces.

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In the Non Food segment, selling, general and administrative expenses amounted to NIS 40.6 million (U.S. $11.6 million) compared to NIS 45.6 million in the corresponding quarter, a decrease of 11.0% in expenses that mainly derives from closing branches in Sheshet chain and efficacy measures.

In the Real Estate segment, selling, general and administrative expenses amounted to NIS 5.2 million (U.S. $1.5 million) compared to NIS 4.7 million in the corresponding quarter last year, an increase of 10.6%. The increase in costs mainly derived from costs relating to asset maintenance and operation.

Operating loss (before other gains and losses) in the first quarter of 2014 amounted to NIS 0.6 million (U.S. $0.2 million) as compared to operating profit of NIS 20.4 million (0.7% of revenues) in the comparable quarter last year. The transition to operating loss was mainly due to decrease in the operating profit in the Fueling and Commercial Sites segment and the Supermarkets segment.

In the Fueling and Commercial sites segment, operating profit in this quarter amounted to NIS 26.7 million (U.S. $7.7 million) compared to NIS 36.6 million in the corresponding quarter, a decrease of 27.0%. The decrease in operating profit mainly derives from lower inventory profits in this quarter compared to the corresponding quarter last year, from increased competition in the fueling sites and was partly offset from an increase in the quantitative sales in this quarter.

In the Supermarkets segment, operating profit amounted to NIS 3.2 million (U.S. $0.9 million) compared to operating profit of NIS 10.4 million in the comparable quarter last year. The decrease in operating profit derived from a decrease in sales, as aforesaid.

In the Non Food segment, operating profit amounted to NIS 0.5 million (U.S. $0.1 million) as compared to an operating profit of NIS 7.4 million in the comparable quarter. The decrease in operating profit derives from a decrease in sales due to the Passover timing.

In the Real Estate segment, the operating profit in this quarter amounted to NIS 5.1 million (U.S. $1.5 million) compared to NIS 4.7 million in the first quarter of 2013. The increase in the operating profit derives from increase in revenues.

Changes in fair value of investment property in this quarter the Company recorded a profit in the amount of NIS 10.6 million (U.S. $3.0 million) compared to a profit of NIS 5.5 million in the corresponding period last year.

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Other income (expenses), net other expenses in this quarter amounted to NIS 8.7 million (U.S. $2.5 million) compared to other expenses of NIS 6.3 million in the first quarter of 2013.

Share in gains of associates in this quarter amounted to NIS 9.3 million (U.S. $2.7 million) compared to a share in loss of NIS 0.4 million in the corresponding quarter last year. The increase mainly derived from the revaluation of Tel Aviv mall.

Operating profit in this quarter amounted to NIS 10.5 million (U.S. $3.0 million) (0.4% of revenues) as compared to operating profit of NIS 19.3 million (0.6% of revenues) in the corresponding quarter, a decrease of 45.6%. The decrease in profit compared to the comparable quarter derives mainly from decrease in operating profit and was partly offset by an increase in profit from increase in investment property value and from the Company's share in earnings of associates.

Finance costs, net in this quarter amounted to NIS 32.7 million (U.S. $9.4 million) as compared to net finance costs of NIS 53.8 million in the corresponding quarter. The decrease in finance costs, net derives from a decrease of 0.7% in the CPI compared to the corresponding quarter from decrease in the prime interest rate.

Taxes on income tax expenses in this quarter amounted to NIS 3.4 million (U.S. $1.0 million) as compared to tax benefit of NIS 2.6 million in the comparable quarter last year.

Income (loss) from continuing operation, the loss from continued operation amounted this quarter to NIS 18.8 million (U.S. $5.4 million) compared to a loss of NIS 31.9 million in the comparable quarter. The loss in this quarter attributed to the Company's shareholders amounted to NIS 28.1 million (U.S. $8.0 million) or NIS 0.42 per share (U.S. $0.12) and the income attributed to non-controlling interests amounted to NIS 9.4 million (U.S. $2.7 million).

Net loss from discontinued operation in this quarter amounted to NIS 3.1 million (U.S. $0.9 million) or NIS 0.05 per share (U.S. $0.01) compared to a loss of NIS 2.0 million in the comparable quarter last year.

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Cash flows for the first quarter of 2014

Cash flows from operating activities: Net cash flows provided by operating activities amounted to NIS 140.9 million (U.S. $40.4 million) in the first quarter of 2014 compared to NIS 309.6 million from operating activities in the comparable quarter last year. The main decrease derives from a decrease in working capital needs in the amount of NIS 67.4 million (U.S. $19.3 million) due to actions taken in the corresponding quarter to reduce customer days and reduce inventories, mainly by Dor Alon that contributed to cash flows from operating activities approximately NIS 128 million and from tax receipts that were received in the corresponding quarter amounting to NIS 42.8 million.

Cash flows used in investing activities: Net cash flows used in investing activities amounted to NIS 113.7 million (U.S. $32.6 million) in this quarter as compared to net cash flows used in investing activities of NIS 47.2 million in the comparable quarter. Cash flows used in investing activities in this quarter mainly included the purchase of investment property, property and equipment and intangible assets of total NIS 81.6 million (U.S. $23.4 million), grant of long term loans, net, of NIS 46.5 million (U.S. $13.3 million), offset by proceeds from marketable securities, net, of NIS 12.0 million (U.S. $3.5 million) and interest received of NIS 5.4 million (U.S. $1.6 million). In the first quarter of 2013 the cash flows used in investing activities mainly included the purchase of property and equipment, investment property and intangible assets of NIS 50.4 million and grant of long term loans, net, of NIS 26.8 million, and investment in marketable securities in the amount of NIS 33.6 million and was offset by proceeds from realization of investment property of NIS 45.1 million, repayment of long term loans of NIS 17.5 million and interest received of NIS 8.7 million.

Cash flows used in financing activities: Net cash flows used in financing activities amounted to NIS 2.7 million (U.S. $0.8 million) in this quarter as compared to net cash flows used in financing activities of NIS 97.9 million in the corresponding quarter last year. The cash flows used in financing activities this quarter mainly included the repayment of long term loans of NIS 39.1 million (U.S. $11.2 million), interest payment of NIS 41.8 million (U.S. $12.0 million) and a dividend payment to non-controlling interests of NIS 40.3 million (U.S. $11.6 million) offset by receipt of long term loans of NIS 100.0 million (U.S. $28.7 million) and increase in net short term bank credit of NIS 20.8 million (U.S. $5.9 million). The net cash flows used in financing activities in the first quarter of 2013 included mainly the repayment of loans of NIS 53.8 million, interest payments of NIS 62.5 million, decrease in short term bank credits of NIS 172.2 million and was offset by issuance of debentures of NIS 152.3 million and receipt of long term loans of NIS 40.7 million.

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Additional Information

1.	Adjusted EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization)[3] in the first quarter of 2014 adjusted EBITDA was NIS 85.3 million (U.S. $24.5 million) (3.1% of revenues) compared to NIS 111.7 million (3.6% of revenues) in the first quarter of 2013.

Events during the reporting period

General

Cash balances deposit agreement between the Company and BSRE

In April 2014, monetary balances agreement for three years between the Company and BSRE was approved. Under the agreement, the Company may receive or deposit in BSRE up to NIS 150 million on ON-CALL terms. The Company will provide BSRE, as collateral, a fixed charge on BSRE shares owned by the Company such that the total value of collaterals to the deposit will not fall below 2. If the rating of the Company's bonds will be lowered by three rating levels, the maximum loan amount that BSRE may deposit in the Company will be reduced.

Fueling and Commercial sites segment

a.	As of March 31, 2014, Dor Alon operated 209 fueling stations and 216 convenience stores in various formats.

3 Use of financial measures that are not in accordance with Generally Accepted Accounting Principles

Adjusted EBITDA is a measure that is not in accordance with Generally Accepted Accounting Principles (Non-GAAP) and is defined as income before financial income (expenses) net, other gains (losses) net, changes in fair value of investment property, taxes, share in gains of associates, depreciation and amortization in addition to share in adjusted EBITDA of equity accounted investees and share in EBITDA of branches which were resolved to cease their operation under their current layout. It is an accepted ratio in the retail industry. It is presented as an additional performance measure, since it enables comparisons of operating performances between periods and companies while neutralizing potential differences resulting from changes in capital structures, taxes, age of property and equipment and its related depreciation expenses. Adjusted EBITDA, however, should not be related to as a single measure or as an alternative to operating income, another performance indicator and to cash flow information, which are prepared using Generally Accepted Accounting Principles (GAAP) as indicators of profit or liquidity. Adjusted EBITDA does not take the costs of servicing debt and other liabilities into account, including capital expenditures and therefore it does not necessarily indicate the amounts that may be available to the use of the company and in addition Adjusted EBITDA should not be compared to other indicators with similar names reported by other companies because of differences in the calculation of these indicators. See the reconciliation between our net income and Adjusted EBITDA which is presented in this press release.

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b.	In February 2014, in a joint company owned by equal shares of Dor Alon and a third party, an allocation of land was approved in the southern industrial region of Herzliya, which allows, under the approved urban building scheme, the establishment of a project at a scope of 52,000 square meters, a main area designated for employment. The allocation is subject to several conditions including a payment of capitalized lease fees. The joint company acts to submit an objection on the capitalization fee amount and the continued completion of the transaction with the Land Administration Office.

Supermarkets segment

a.	As of March 31, 2014 Mega operated 210 supermarkets under different formats. The results of branches which were resolved to cease their operations in their current layout are included in the adjustments of segment reporting.

b.	As of March 31, 2014, the Company operated branches in a total area of 345,200 sq.m. During the first quarter of 2014, four branches with a total area of 6,500 sq.m were closed, and one branch with a total area of 1,200 sq.m was opened. In addition, during the first quarter, commercial spaces in branches at a total area of 9,500 sq.m were reduced.

Sales per square meter amounted in the first quarter of 2014 to NIS 4,312 (U.S. $1,236) compared to NIS 4,611 in the corresponding quarter last year.

Non Food segment

a.	As of March 31, 2014, the Company operates 130 branches (of which 16 franchised) according to the following breakdown: Na'aman – 64 stores, Vardinon – 49 stores and Dr. Baby – 17 stores.

b.	In February 2014, BEE group completed the sale of 65% of its holdings in Kfar Hasha'shuim ,which was classified as discontinued operations, for NIS 13 million which will be payable under the terms of the agreement. BEE group granted the purchaser an option to purchase in two years from consummating the transaction its remaining holdings in Kfar and the purchaser granted an option to sell him the remaining investment at the end of the two years and for six months.

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The Company will continue to provide in favor of Bank Hapoalim a comfort letter for the balance of the credit facility of Kfar Hasha'shuim and at the same time the purchaser signed the collateral in respect of the account. In addition, the purchaser committed to decrease every year the debt to the bank and upon the completion of the purchase of all shares by the purchaser, the comfort letter in favor of the bank will expire.

Following is the Company's share in the results of Kfar until the consummation date of the transaction. No gain or loss resulted to the Company from the realization of operations.

	Operating results until the consummation date of the transaction	Three months ended March 31	Year ended December 31
	2014	2013	2013
	NIS in thousands
Sales	22,155	33,155	114,837
Gross profit	3,329	6,138	23,829
Operating income (loss)	(2,092)	25	(8,375)
Loss included in loss from discontinued operation in profit and loss	(3,065)	(2,018)	(29,994)

Cash flows used in sale of Kfar:

NIS in thousands
Investments accounted for using equity method	(7,000)
Other long-term receivables	(9,000)
Assets of disposal groups classified as held for sale	93,680
Liabilities of disposal groups classified as held for sale	(79,769)
Cash flows used in sale of Kfar	(2,089)

Real Estate segment

a.

On February 23, 2014, an ordinary purchase offer of BSRE was completed for the purchase of 7.8% of its issued and outstanding share capital for NIS 160 million.  The purchase offer was responded by 99.2% of BSRE shareholders including the Company. The Company's share in the purchase offer's consideration was NIS 120 million and the balance of NIS 40 million was paid to non-controlling interests and was included in the statements of cash flows used in financing activities under the line item "dividend paid to non-controlling interests". The holding rate of the Company in BSRE, after the purchase offer, is 74.71%.

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b.	Wholesale market complex

Sale agreements with apartment purchasers

On or about the date of issuing the report, the residence company entered into commitment for 680 sale agreements with a scope of NIS 1,654 million (including VAT) and received advances of NIS 995 million (including VAT).

c.	On March 31, 2014, BSRE entered into an agreement with Harel Investments, Insurance and Financial Services Ltd. for obtaining a credit of up to NIS 105 million to finance the BSRE's share in the establishment of the office building in Ra'nana. The amounts used from the credit line will be considered as a loan and will bear variable interest linked to the prime rate. The loan principal is payable in 15 years effective from May 2015. To secure the loan, BSRE pledged its rights in the office building including related rights. The agreement prescribed terms allowing the lenders to put up the loan for immediate repayment, including financial covenants with respect to the project.

Issuance of bonds

a.	On January 27, 2014, BSRE completed the exchange of NIS 200 million par value of bonds (Series B) (recorded in the books at a liability value of NIS 238 million) pursuant to a partial exchange tender offer against an expansion of bonds (Series E) at a par value of NIS 265 million. The exchange had no effect on the statement of profit or loss.
b.	On March 18, 2014, Midroog ratified the rating of P1 for commercial securities of the Company and also lowered the rating of bonds Series A and C of the Company to A3 stable. In addition, Midroog approved for the Company the issuance of bonds at a scope of NIS 150 million by expanding Series C or a new series.
c.	On April 3, 2014, bonds (Series C) were expanded by way of a private placement of NIS 150 million par value of bonds (Series C) to institutional investors at a price of 101.3% of their par value, reflecting a return of 3.8%.

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NOTE A: Convenience Translation to Dollars

The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the exchange rate prevailing at March 31, 2014: U.S. $1.00 equals NIS 3.487. The translation was made solely for the convenience of the reader.

###

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in four reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 78.43% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 209 petrol stations and 216 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square, as a pioneer in the modern food retail, through its 100% subsidiary, Mega Retail Ltd., currently operates 210 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Blue Square, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 74.71% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

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Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following: the effect of the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2014

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	322,579	419,178	343,376	98,473
Investment in securities	498,779	360,863	487,993	139,946
Short-term bank deposits	93,803	103,487	94,376	27,065
Trade receivables	1,221,932	1,440,508	1,236,219	354,522
Other accounts receivable including current maturities of loans receivable	286,661	577,447	571,999	164,038
Derivative financial instruments	792	-	777	223
Assets classified as held for sale	-	45,600	-	-
Assets of disposal groups classified as held for sale	99,166	136,555	-	-
Income taxes receivable	25,223	34,941	23,487	6,736
Inventories	602,013	609,701	652,992	187,265
	3,150,948	3,728,280	3,411,219	978,268

NON-CURRENT ASSETS:
Investments accounted for using equity method	962,767	919,493	978,888	280,725
Derivative financial instruments	5,517	3,374	6,169	1,769
Real estate inventories	106,780	105,641	109,026	31,266
Investments in securities	60,259	51,088	63,401	18,182
Loans receivable, net of current maturities	166,926	208,172	143,316	41,100
Property and equipment, net	2,535,084	2,618,968	2,523,621	723,723
Investment property	770,490	561,732	810,148	232,334
Intangible assets, net	1,203,725	1,244,701	1,191,529	341,706
Other long-term receivables	32,612	36,484	30,501	8,747
Deferred taxes	167,376	126,191	189,927	54,467
	6,011,536	5,875,844	6,046,526	1,734,019
Total assets	9,162,484	9,606,124	9,457,745	2,712,287

15

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2014

(UNAUDITED)

				Convenience translation
	December 31,	March 31,		March 31,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	829,812	947,670	843,200	241,812
Current maturities of debentures and convertible debentures	610,354	593,947	527,933	151,400
Current maturities of long-term loans from banks	251,089	235,913	269,915	77,406
Trade payables	1,235,627	1,441,889	1,400,109	401,523
Other accounts payable and accrued expenses	637,258	897,129	875,091	250,960
Customers' deposits	28,469	27,881	27,947	8,015
Derivative financial instruments	6,484	17,658	5,907	1,694
Income taxes payable	3,199	9,213	6,929	1,987
Provisions	59,190	60,221	50,042	14,351
Liabilities of disposal groups classified as held for sale	85,556	89,870	-	-
	3,747,038	4,321,391	4,007,073	1,149,148

NON CURRENT LIABILITIES:
Long-term loans from banks and others, net of current maturities	1,273,571	1,133,440	1,301,186	373,153
Convertible debentures, net of current maturities	61,486	90,200	60,862	17,454
Debentures, net of current maturities	2,208,228	2,163,434	2,277,830	653,235
Other liabilities	129,292	139,010	125,673	36,040
Derivative financial instruments	2,847	3,823	2,334	669
Liabilities in respect of employee benefits, net of amounts funded	71,304	69,636	58,219	16,696
Deferred taxes	183,703	143,170	195,326	56,015
	3,930,431	3,742,713	4,021,430	1,153,262
Total liabilities	7,677,469	8,064,104	8,028,503	2,302,410

EQUITY:

Ordinary shares of NIS 1 par value	79,881	79,881	79,881	22,908
Additional paid-in capital	1,219,279	1,219,279	1,219,279	349,664
Other reserves	34,575	10,092	36,497	10,467
Accumulated deficit	(279,611)	(170,948)	(310,848)	(89,145)
	1,054,124	1,138,304	1,024,809	293,894
Non-controlling interests	430,891	401,716	404,433	115,983
Total equity	1,485,015	1,540,020	1,429,242	409,877
Total liabilities and equity	9,162,484	9,604,124	9,457,745	2,712,287

16

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

				Convenience
				translation for
	Year ended	Three months		the three month
	December 31,	ended March 31,		ended March 31,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands (except per share data)
Revenues	14,860,869	3,792,802	3,448,418	988,935
Less – government levies	2,974,529	703,534	733,547	210,366
Net revenues	11,886,340	3,089,268	2,714,871	778,569
Cost of sales	9,268,832	2,432,676	2,101,046	602,536
Gross profit	2,617,508	656,592	613,825	176,033
Selling, general and administrative expenses	2,516,855	636,224	614,432	176,207
Operating profit (loss) before other gains and losses and changes in fair value of investment property	100,653	20,368	(607)	(174)
Other gains	3,049	30	4,056	1,163
Other losses	(24,567)	(6,304)	(12,797)	(3,669)
Increase in fair value of investment property, net	47,589	5,559	10,551	3,026
Share of profit of investments accounted for using the equity method	27,211	(389)	9,303	2,668
Operating profit	153,935	19,264	10,506	3,014
Finance income	78,168	16,789	16,086	4,613
Finance expenses	(332,184)	(70,639)	(48,817)	(14,000)
Finance expenses, net	(254,016)	(53,850)	(32,731)	(9,387)
Loss before taxes on income	(100,081)	(34,586)	(22,225)	(6,373)
Tax benefit	(12,667)	(2,638)	(3,432)	(985)

Loss from continued operations	(87,414)	(31,948)	(18,791)	(5,388)
Loss from discontinued operation	29,994	2,018	3,065	879
	(117,408)	(33,966)	(21,856)	(6,267)
Attributable to:
Equity holders of the Company	(145,695)	(41,655)	(31,237)	(8,958)
Non-controlling interests	28,287	7,689	9,381	2,691

Loss per ordinary share or ADS attributable to equity holders of the company
Basic and fully diluted
Continuing operations	(1.75)	(0.60)	(0.42)	(0.12)
Discontinued operations	(0.45)	(0.03)	(0.05)	(0.01)
	(2.20)	(0.63)	(0.47)	(0.13)
Weighted average number of shares or ADSs used for computation of earnings per share:
Basic and fully diluted	65,954	65,954	65,954	65,954

17

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three months ended
	December 31,	March 31,		March 31,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxes on income from continuing operations	(100,081)	(34,586)	(22,225)	(6,373)
Net loss from discontinued operation	(29,994)	(2,018)	(3,065)	(879)
Income tax (paid) received, net	44,258	42,828	(4,485)	(1,286)
Adjustments for cash generated from operations	690,511	303,351	170,737	48,965
Net cash provided by operating activities	604,694	309,575	140,962	40,427
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(140,007)	(24,192)	(52,094)	(14,939)
Purchase of investment property	(91,041)	(20,862)	(26,703)	(7,658)
Purchase of intangible assets	(12,556)	(5,334)	(2,833)	(812)
Proceeds from collection of (investment in) short-term bank deposits	2,343	(7,341)	(573)	(164)
Proceeds from sale of property and equipment	21,186	1,814	355	102
Proceeds from sale of investment property	51,279	45,090	-	-
Proceeds from sale of marketable securities	220,264	34,080	35,353	10,139
Investment in marketable securities	(379,150)	(67,669)	(23,326)	(6,689)
Equity method investees	(36,685)	(2,232)	(691)	(198)
Grant of long term loans	(24,258)	(26,835)	(64,249)	(18,425)
Collection of long-term loans	99,435	17,513	17,766	5,095
Discontinuance of consolidation	-	-	(2,089)	(599)
Interest received	18,923	8,734	5,430	1,557
Net cash used in investing activities	(270,267)	(47,234)	(113,654)	(32,591)

18

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

				Convenience
				translation
	Year ended	Three months ended		for the three month ended
	December 31,	March 31,		March 31,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid to non-controlling interests	(30,723)	-	(40,286)	(11,552)
Issuance of debentures	732,185	152,263	-	-
Repayment of debentures	(601,147)	(2,377)	(2,406)	(690)
Receipt of long-term loans	392,000	40,653	100,000	28,678
Repayment of long-term loans	(263,151)	(53,807)	(39,084)	(11,208)
Short-term credit from banks and others	(301,789)	(172,156)	20,854	5,980
Transactions with non-controlling interests in subsidiary without loss of control	50,338	-	-	-
Settlement of forward contracts	(9,768)	-	-	-
Interest paid	(250,417)	(62,495)	(41,786)	(11,983)
Net cash used in financing activities	(282,472)	(97,919)	(2,708)	(775)

INCREASE IN CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS	51,955	164,422	24,600	7,061
Translation differences on cash and cash equivalents	(9)	(2)	5	1
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT BEGINNING OF PERIOD	259,045	259,045	310,991	89,186
BALANCE OF CASH AND CASH EQUIVALENTS AND BANK OVERDRAFTS AT END OF PERIOD	310,991	423,465	335,596	96,248

19

(Continued - 2)

ALON BLUE SQUARE ISRAEL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

					Convenience
					translation for
		Year ended	Three months		the three months ended
		December 31,	ended March 31,		March 31,
		2013	2013	2014	2014
		NIS			U.S. dollars
		In thousands

(a)	Net cash provided by operating activities:

	Adjustments for:
	Depreciation and amortization	269,141	67,282	66,214	18,989
	Increase in fair value of investment property, net	(47,589)	(5,559)	(10,551)	(3,026)
	Share of loss (profit) of investments accounted for using the equity method	(27,211)	389	(9,303)	(2,668)
	Dividend received	10,030	4,119	2,725	781
	Share based payment	(151)	(151)	-	-
	Loss (gain) from sale and disposal of property and equipment, net	(2,631)	153	3,308	949
	Provision for impairment of property and equipment, net	20,912	-	-	-
	Gain from changes in fair value of derivative financial instruments	(8,675)	(3,570)	(1,727)	(495)
	Linkage differences on monetary assets, debentures, loans and other long term liabilities	59,929	1,863	(20,950)	(6,008)
	Employee benefit liability, net	(7,631)	199	(9,601)	(2,753)
	Decrease (increase) in value of investment in securities, deposits and long-term receivables, net	(11,265)	(87)	473	136
	Interest paid, net	224,462	56,026	34,887	10,005
	Changes in operating assets and liabilities:
	Investment in real estate inventories	(2,717)	(555)	(571)	(164)
	Decrease (increase) in trade receivables and other accounts	169,936	(333,901)	(227,982)	(65,381)
	Increase (decrease) in trade payables and other accounts payable	(9,850)	482,721	391,700	112,332
	Decrease (increase) in inventories	53,821	34,422	(47,885)	(13,732)
		690,511	303,351	170,737	48,965

(b)	Supplementary information on investing and financing activities not involving cash flows:

	Purchase of property and equipment on credit	48,249	13,182	11,915	3,417

	Dividends declared to non- controlling interests	-	15,215	-	-
	Regarding the exchange of NIS 200 million par vale of bonds (Series B) for NIS 265.5 million par value of bonds (Series E) of BSRE, see events during the reporting period.

20

ALON BLUE SQUARE ISRAEL LTD.

NET LIABILITIES

(UNAUIDITED)

				Convenience
				translation
	December 31,	March 31,		March 31,
	2013	2013	2014	2014
	NIS			U.S. dollars
	In thousands
	Alon Blue Square*

Cash and cash equivalence	36,974	4,428	39,700	11,385
Investment in securities	135,322	69,172	136,912	39,264
Total assets	172,296	73,600	176,612	50,649
Short term and Long-term debt:
Short term loans from banks	167,748	167,047	117,622	33,732
Current maturities of debentures	112,641	92,802	111,760	32,050
Commercial papers	120,403	87,440	120,360	34,517
Long term loans from banks	141,894	156,663	140,910	40,410
Debentures	226,147	182,838	225,791	64,752
Total long-term debt	768,833	686,790	716,443	205,461
Equity:
Equity attributable to equity holders of the company:	1,054,124	1,138,304	1,024,809	293,894
Total debt, net	(596,537)	(613,190)	(539,831)	(154,812)

*   Net of grant of loans or loans received from subsidiaries

21

ALON BLUE SQUARE ISRAEL LTD.

RECONCILIATION BETWEEN NET INCOME FOR THE PERIOD AND ADJUSTED EBITDA

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

				Convenience
				translation for
	Year ended	Three months		the three months ended
	December 31,	ended March 31,		March 31,
	2013	2013	2014	2014
	NIS in thousands			U.S. dollars in thousands

Loss from continuing operations	(87,414)	(31,948)	(18,791)	(5,388)
Tax benefit	(12,667)	(2,638)	(3,432)	(985)
Share of profit of investments accounted for using the equity method	(27,211)	389	(9,303)	(2,668)
Share in adjusted EBITDA of equity accounted investees	51,125	14,040	10,101	2,897
Share in EBITDA of branches which were resolved to cease their operation under their current layout	22,618	10,177	9,589	2,749
Finance expenses, net	254,016	53,850	32,731	9,387
Other losses, net	21,518	6,274	8,741	2,506
Changes in fair value of investment property	(47,589)	(5,559)	(10,551)	(3,026)
Depreciation and amortization	269,141	67,282	66,214	18,989
Share based payment	(151)	(151)	-	-
Adjusted EBITDA	443,386	111,716	85,299	24,461

22

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

Note 1 - Segment reporting

The Company includes segment information according to IFRS 8. The reporting is based on the Company's organizational structure, the internal reporting, the allocation of resources and the decision-making process. The Company presents four reporting segments: Supermarkets – food retail, Fueling and Commercial sites, Non-Food Retail and Wholesale, Real Estate in addition to other segment which includes mainly Cellular activity and the Company's share in the issuance and clearance activity of credit cards. The segments' results, as reviewed by the Chief Operating Decision Maker (CODM) include the operating profit before financial expenses from continuing operations, including the company's share in gains of associates and excluding impairment of goodwill. The segments' results for prior periods were adjusted in order to reflect the segment's results and the adjustment to the results in the consolidated report for those periods from continuing operations.

The Company's operating segments consist of the following:

(1)	Fueling and commercial sites – Through its subsidiary Dor-Alon the Company is engaged in the development, construction and operation of vehicle fueling stations, adjacent commercial centers and independent convenience stores, marketing of fuel products and other products through the fueling stations and convenience stores and direct marketing of distillates to customers. The fueling and commercial sites segment is presented according to the published financial statements of Dor-Alon, with reclassification of credit card fees and with the amortization of the excess of cost arising at the time of acquisition allocated to the reconciliation between the operating profit of the segment and the consolidated operating profit.

(2)	Supermarkets – The Company operates the second largest food retail chain in Israel. Through its subsidiary, Mega Retail Ltd. ("Mega Retail"), which operates Supermarket branches, the Company offers a wide range of food and beverage products and "Non-food" items, such as houseware, toys, small electrical appliances, computers and computer accessories, entertainment and leisure products and textile products and "Near-Food" products, such as health and beauty aids, products for infants, cosmetics and hygiene products. As of March 31, 2014, Mega Retail operated 210 supermarkets including branches which were resolved to cease their operation under their current layout. This segment also includes properties owned through Blue Square Real Estate ("BSRE"), in connection with the supermarket operation of Mega Retail's stores (including warehouses and offices). The results of branches which were resolved to cease their operation under their current layout including comparative figures that were restated are included in the adjustments of segment results to consolidated profit or loss since the CODM reviews the Supermarkets segment without these branches. The allocation of costs attributed to the branches which were resolved to cease their operation under their current layout was made based on direct costs and joint expenses that will be saved.

(3)	Non-Food (Retail and Wholesale) – Mostly through its subsidiary, BEE Group Retail Ltd. ("BEE Group"), the Company is engaged in non-food retail and wholesale activities. As of March 31, 2014, 130 non-food retail outlets operate, some through franchisees, with specialties in houseware and home textile, toys, leisure, and infant. This segment also includes properties owned through Blue Square Real Estate ("BSRE") which are used by the segment.

(4)	Real Estate – Through its subsidiary BSRE the Company is engaged in generating yield from commercial centers, logistics centers and offices, land for the purpose of capital appreciation and deriving long-term yield as well as in the development of the "Wholesale Market" residency project.

(5)	Others – Alon Blue Square through its 100% subsidiary, Alon Cellular Ltd, operates an MVNO network in Israel and through Diners Club Israel Ltd., an associate held at 49%, which operates in the sector of issuance and clearance of YOU credit cards to the customer club members of the group.

23

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Three months ended March 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,194,200	1,324,917	83,642	10,288	14,884	86,940	-	2,714,871
Inter segment revenues	7,356	-	9,426	-	1,102	-	(17,884)	-
Gross profit (loss)	190,172	353,029	41,079	10,288	284	19,639	(666)	613,825
Depreciation and amortization	21,490	35,648	2,815	-	1,214	2,945	2,102	66,214
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	26,724	3,233	510	5,132	(7,984)	(12,534)	(9,332)	5,749
Segment profit	27,086	(9,310)	510	24,039	(1,227)	(12,788)	(11,448)	16,862
Unallocated corporate expenses								(6,356)
Financial expenses, net								(32,731)
Loss before taxes on income								(22,225)

	Three months ended March 31, 2013
						Adjustments
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	1,337,450	1,512,186	106,947	9,447	7,799	115,439	-	3,089,268
Inter segment revenues	7,011	-	6,864	-	-	-	(13,875)	-
Gross profit (loss)	190,036	386,185	53,031	9,447	(3,081)	20,671	303	656,592
Depreciation and amortization	21,479	36,727	2,940	-	1,163	3,214	1,759	67,282
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	36,563	10,341	7,445	4,730	(12,331)	(13,391)	(8,372)	24,985
Segment profit	37,112	5,256	6,339	6,974	(6,821)	(13,391)	(11,588)	23,881
Unallocated corporate expenses								(4,617)
Financial expenses, net								(53,850)
Loss before taxes on income								(34,586)

24

ALON BLUE SQUARE ISRAEL LTD.

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2014

(UNAUDITED)

Note 1 - Segment reporting (continued):

	Year ended December 31, 2013
						Adjustments
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	NIS in thousands

Net segment revenues	5,140,486	5,904,471	333,691	38,369	44,325	424,998	-	11,886,340
Inter segment revenues	39,385	-	27,467	-	2,577	-	(69,429)	-
Gross profit (loss)	788,619	1,557,154	149,302	38,369	(4,547)	87,541	1,070	2,617,508
Depreciation and amortization	88,142	143,249	11,820	-	4,551	14,356	7,023	269,141
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	134,751	97,411	(20,027)	18,604	(35,296)	(36,974)	(33,792)	124,677
Segment profit	138,566	80,911	(21,239)	75,015	(11,745)	(36,974)	(46,575)	177,959
Unallocated corporate expenses								(24,024)
Financial expenses, net								(254,016)
Loss before taxes on income								(100,081)

	Three months ended March 31, 2014
						Adjustments
	Fueling and Commercial sites	Supermarkets	Non-Food	Real Estate	Others	Branches resolved to cease their operation in their current layout	Other adjustments	Total consolidated
	U.S dollars in thousands

Net segment revenues	342,472	379,959	23,987	2,950	4,268	24,933	-	778,569
Inter segment revenues	2,110	-	2,703	-	316	-	(5,129)	-
Gross profit (loss)	54,537	101,241	11,781	2,950	81	5,632	(191)	176,031
Depreciation and amortization	6,163	10,223	807	-	348	845	603	18,989
Operating profit (loss) before other gains and losses net, share in gains (losses) of associates and changes in fair value of investment property	7,664	927	146	1,472	(2,290)	(3,594)	(2,677)	1,648
Segment profit	7,768	(2,670)	146	6,894	(352)	(3,667)	(3,283)	4,836
Unallocated corporate expenses								(1,822)
Financial expenses, net								(9,387)
Loss before taxes on income								(6,373)

25

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

May 27, 2014	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary